UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

Tristram Cleminson

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of KSW, Inc. (“KSW”) by Kool Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (“Parent”) and a direct and wholly-owned subsidiary of The Related Companies, L.P., a New York limited partnership (“Parent Guarantor”), pursuant to an Agreement and Plan of Merger, dated as of September 7, 2012 (the “Agreement”), by and among KSW, Purchaser, Parent and, solely with respect to Section 9.12 of the Agreement, Parent Guarantor.

The tender offer described in the attached exhibit has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of KSW. At the time the tender offer is commenced, Purchaser and Parent will file a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials with the U.S. Securities and Exchange Commission (“SEC”), and KSW will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND KSW STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to KSW’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index

99.1	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW.